                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 5)/1/


                            KBK CAPITAL CORPORATION
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                                (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
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                        (Title of Class and Securities)


                                  482412 10 3
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                     (CUSIP Number of Class of Securities)


              Patrick J. Butler, Jr., Esq., Phelps Dunbar, L.L.P.
       365 Canal Street, Suite 2000, New Orleans, LA 70130  (504)584-9298
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 2, 2001
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            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]


                              (Page 1 of 3 pages)

--------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D/A

-----------------------                                  ---------------------
CUSIP NO. 482412 10 3                                    PAGE 2 OF 3 PAGES
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
       ONLY)
      Sirmon Commercial Finance, L.L.C.
      72-1323391
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Louisiana, U.S.A.
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             108,795 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          108,795 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      108,795 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.02%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
CUSIP NO. 482412 10 3             13D/A                  PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

     This Amendment No. 5 is filed on behalf of Sirmon Commercial Finance, L.L.C. ("SCF") for the purpose of amending its Schedule 13D, including the statement attached thereto, originally filed with the Securities and Exchange Commission (the "Commission") on November 1, 1999, as amended by Amendment No. 1 filed with the Commission on January 11, 2000, and as amended by Amendment No. 2 filed with the Commission on April 6, 2000, and as amended by Amendment No. 3 filed with the Commission on July 10, 2000, and as amended by Amendment No. 4 filed with the Commission on October 4, 2000 (collectively, the "Statement"). Capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 5.   Interest in Securities of the Issuer

     Items 5(a) and 5(b) of the Statement are hereby amended by adding the following paragraph after the last paragraph of such items 5(a) and 5(b):

               On January 2, 2001 SCF sold 55,000 of the Deferred Shares to KBK, pursuant to the terms of the Purchase Agreement. The price paid per share was $5.38, for a total purchase price of $295,900. As a result of this transaction, the remaining number of Deferred Shares still owned by SCF is 108,795, which represents 4.02% of the 2,706,345 common shares of KBK outstanding on January 2, 2001. SCF has sole power to direct the disposition of, and shares the power to vote, these remaining Deferred Shares.


     Item 5(e) of the Statement is hereby amended and restated in its entirety by substituting the following paragraph for the language of such Item 5(e):

               On January 2, 2001, SCF ceased to be the beneficial owner of more than five percent of the outstanding common shares of KBK.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              Dated:          January 12, 2001.

                              SIRMON COMMERCIAL FINANCE, L.L.C.

                              By: /s/ JOHNNY J. SIRMON
                                  ----------------------------------
                                  Name: Johnny J. Sirmon
                                  Title: Managing Member